Exhibit 12.1

Pain Therapeutics, Inc.

The following table sets forth our ratio of deficiency of earnings to fixed charges and ratio of combined fixed charges and preferred stock dividends to deficiency of earnings for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the six months ended June 30, 2005. As the ratios of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage, we have provided the coverage deficiency amounts.

Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended December 31,					Six Months Ended June 30, 2005
	2000	2001	2002	2003	2004
Income (loss) before income taxes	$(31,711)	$(14,337)	$(15,925)	$(21,617)	$(37,776)	$(18,771)
Fixed charges	54	88	62	63	67	32
Total earnings (loss) for computation of ratio	$(31,657)	$(14,249)	$(15,863)	$(21,554)	$(37,709)	$(18,739)

Fixed Charges:
Interest attributable to rentals[a]	$54	$88	$62	$63	$67	$32

Total fixed charges	$54	$88	$62	$63	$67	$32

Preferred stock dividends	—	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	$54	$88	$62	$63	$67	$32

Ratio of earnings to fixed charges[b]	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends[b]	—	—	—	—	—	—

a)	Interest attributable to rentals consists of the portion of our rental expense that we believe represents interest expense.

b)	Due to our losses in the years ended December 31, 2000, 2001, 2002, 2003 and 2004, and the six months ended March 31, 2005, the ratio coverage was less than 1:1. Additional earnings of less than $0.1 million in each individual period would have been required to achieve a ratio of 1:1.